John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

February 26, 2018

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

     On September 7, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 238 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 239 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding Class Y shares to each of the following portfolio series of the Trust – the CBOE Vest Defined Distribution Strategy Fund, the CBOE Vest S&P 500® Buffer Protect Strategy Fund, the CBOE Vest S&P 500® Enhanced Growth Strategy Fund, and the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund (collectively, the “Funds”).

     We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: As a general comment on each of the Funds, please provide the Staff with fee table and expense examples that have been completed in a “redline format” prior to the filing of the B-Filing.

Response: The Trust will provide updated drafts to the Staff prior to the B-Filing.

2.
Comment:     Please review the footnote relating to “other expenses” and “acquired fund fees and expenses” and explain why those expenses are “estimated” when the Funds are launching a new share class and should not have to estimate expenses as they would have been in operations at this point and have expenses to include.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
February 26, 2018

Response:     The Trust has revised the disclosure as you have requested. The footnote has been removed and the Trust’s administrator has reviewed the line items to ensure that the operational expenses have been included rather than an estimate of expenses.

3.
Comment:     In each Fund’s footnote discussing the fee waiver, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:     The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

4.	Comment: On the expense example, please add in the 5 and 10-year columns as the Amendment relates to the addition of Class Y shares and is not relating to the addition of a new fund.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

5.
Comment:     In regards only to the CBOE Vest Defined Distribution Strategy Fund, it appears that as compared to the Fund’s currently effective registration statement the annual rate over the yield as it appears in the below paragraph was recently changed to the 6.50% amount. Please explain why this was changed and if this was intentional. It does not seem to appear in another SEC filing. Further, is it applicable to each class of the Fund or only Class Y shares and, if so, would another filing be made for other share classes?

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
February 26, 2018

General: The Fund seeks to achieve its objective by utilizing two principal investment strategies: (i) the “Cash Strategy” which seeks to preserve capital by investing a large percentage of the Fund’s assets in cash, cash equivalents, money market funds, or U.S. Treasury Fixed Income Securities with a maturity of three months or less; and (ii) the Defined Distribution Options Strategy which seeks to generate premium income by selling (writing) and buying (purchasing) call options and / or put options primarily on the S&P 500® Index or other equity indices (“Reference Index”) and/or an exchange traded funds that seek to track the performance of the S&P 500® Index or other equity indices (the “Reference ETF”). The Fund intends to construct a non-diversified portfolio with a view toward making monthly distributions at an approximate annual rate of 6.50% over the One-Month Treasury Yield, before fees and expenses. [emphasis added]

Response: This change was made in a supplement filing pursuant to Rule 497(e) under the 1933 Act on January 23, 2017.

6.	Comment: Please update the disclosure for the Funds to reflect the new requirements of Form N-1A Item 11(c)(7) and (8).

Response: The Trust has added the disclosure related to Form N-1A Item 11(c)(7) and (8) as required.

Financial Highlights

7.
Comment:    The disclosure in this section indicates that the Class Y shares of the Fund have not commenced operations; however, other classes have commenced operations and their financial highlights should be included in this section. Please add the financial highlights.

Response: The Trust has revised the disclosure as requested.

Performance History

8.	Comment: All but one of the Funds lists an actual date of commencement of operations in this section. Please ensure all disclosures are consistent.

Response: The Trust will revise, as appropriate, the disclosures to make them consistent.

Management / Investment Adviser

9.
Comment:        The disclosure notes that the Adviser is the investment adviser to 49 other funds in the Trust. Is this an accurate number because the SAI indicates that the Trust consists of 50 other portfolio series which would include those managed by other investment advisers. Please clarify and consider as well if the Trust wishes to list only the operational portfolio series managed by the Adviser.

Response: The Trust has revised the disclosure as you have requested.

10.
Comment:    Please review the second to last paragraph in this section and be sure to update it according to the most recent available shareholder report containing factors considered by the Board in approving an advisory agreement.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
February 26, 2018

Fund Summary

Fund Summary – Principal Investment Strategies (CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund)

11.
Comment:    In regard to the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund, it appears that as compared to the Fund’s currently effective registration statement the annual rate over the yield as reflected in the below paragraph was recently changed to the 3.5% amount from 4.0%. Please explain why this was changed and if this was intentional. It does not seem to appear in another SEC filing. Further, is it applicable to each class of the Fund or only Class Y shares and, if so, would another filing be made for other share classes?

The Fund employs an investment approach designed to track the performance of the Index before fees and expenses. The Index is designed with the primary goal of generating an annualized level of income that is approximately 3.5% over the annual dividend yield of the S&P 500® Index and a secondary goal of generating price returns that are proportional to the price returns of the S&P 500 Index. [emphasis added]

Response:     The original filing pursuant to Rule 485(a) under the 1933 Act in which the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund was registered indicated that the Fund employs an investment approach designed to track the performance of the Index before fees and expenses. The Index is designed with the primary goal of generating an annualized level of income that is approximately 3.5% over the annual dividend yield of the S&P 500® Index and a secondary goal of generating price returns that are proportional to the price returns of the S&P 500 Index. A determination was made prior to effectiveness of the foregoing filing to revise the strategy and this revision was reflected in a filing made pursuant to Rule 497(c) – this is the same strategy that is reflected in the Amendment. This change applies to the Fund as a whole and not any one particular class of shares.

12.
Comment:    In regard to the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund, it appears that the first bullet in this section changed from the currently effective registration statement in that it referred to 30 stocks. Please advise why this language was changed and if it will also be changed in other share classes offered by this Fund.

Response:    The original filing pursuant to Rule 485(a) under the 1933 Act in which the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund was registered indicated that the Funds’ portfolio would be limited to 30 stocks within the S&P 500® Dividend Aristocrats® Index. A determination was made prior to effectiveness of the foregoing filing to revise the strategy and this revision was reflected in a filing made pursuant to Rule 497(c) – this is the same strategy that is reflected in the Amendment. This change applies to the Fund as a whole and not any one particular class of shares.

Fund Summary – Portfolio Managers (CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund)

13.
Comment:        In regards only to the CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund, the disclosure notes that the portfolio managers have served since September 2017. Other of the Funds disclose a specific date. Please conform.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
February 26, 2018

Fund Summary – Purchase and Sale of Fund Shares

14.	Comment: Please confirm that the minimum initial purchase amount into the Funds for Class Y shares is $30 million. Further, please add the subsequent investment amounts.

Response: The Trust has revised the disclosure as you have requested. There is no minimum  subsequent investment minimum investment amount for Class Y Shares – the Trust has revised the disclosure to this effect.

15.	Fund Summary – Portfolio Manager (CBOE Vest S&P 500® Dividend Aristocrats Target Income Fund)

Comment: Does Mr. Rubin serve as a new portfolio manager only to this Fund.

Response: Yes. Mr. Rubin has recently been added as a portfolio manager only to this Fund.

Other Expenses

16.	Comment: There is a reference in Other Expenses to Rule 12b-1 fees which are not applicable to Class Y shares. Please remove.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

17.	Comment: Please revise the below sentence to break it up with punctuation or by other means to make it easier for an investor to review.

The Adviser has contractually agreed to reduce its advisory fees and reimburse expenses, until February 28, 2019, to the extent necessary to keep net operating expenses (excluding interest, fees payable pursuant to Rule 12b-1 Plans, taxes, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) from exceeding 0.70% of the average daily net assets of the Class Y Shares of the Monthly Range Capture Fund, and Dividend Aristocrats Fund 0.95% of the average daily net assets of the Class Y Shares of the Defined Distribution Strategy Fund and 0.75% of the average daily net assets of the Class Y Shares for the Enhanced Growth Strategy Fund and the Buffer Protect Strategy Fund.

Response: The Trust will consider revision of this disclosure and revised as appropriate.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively